UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

April 1, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant issue a Press Release on March 31, 2004, which announces the possible effects in its operations in the SING, due to gas supply restrictions. Attached is an English translation of this Press Release.

TABLE OF CONTENTS

Page

- English translation of Press Release	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: April 1, 2004 By :

Franciso Castro

Chief Financial Officer

Santiago, April 1, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a Press Release on Form 6-K with information about possible gas supply restrictions in the Sistema Interconectado del Norte Grande, or SING. Such Form is an English translation of the Press Release issued in Chile on March 31, 2004.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

AES Gener informs about possible

gas supply restrictions in the SING

Santiago, March 31, 2004.- In connection with the announcement of possible restrictions in the supply of Argentine gas to the Sistema Interconectado del Norte Grande (SING) which have appeared in the chilean press, AES Gener S.A. announced that if such restrictions become effective, they would affect its operations in the SING, both the ones carried out directly as well as those carried out through its Chilean subsididary Norgener S.A. and its Argentine subsidiary TermoAndes S.A., since all the power generated by the latter is delivered to Chile for consumption in the SING.

Faced with a restriction in supply, TermoAndes S.A. and other gas generators would reduce their generation, and coal and petroleum generators, among them, Norgener S.A., would increase their volume of generation. Since the cost of power generation based on coal is higher than the cost of power generation based on gas, AES Gener S.A. deems that such restrictions would imply a reduction in operational margins and results on a consolidated level. Nonetheless, this negative impact would be limited to the difference in cost of generation of Norgener S.A. and the cost of generation of TermoAndes S.A. This loss could be compensated in part by sales margins Norgener S.A. could obtain in the spot market if the marginal cost of the system exceeds the cost of generation of Norgener S.A.

The effects that such restrictions may produce if they become effective, could only be determined once the relevant authorities adopt them and make them public.